UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-9518

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE PROGRESSIVE CORPORATION

EXECUTIVE DEFERRED COMPENSATION PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE PROGRESSIVE CORPORATION

6300 WILSON MILLS ROAD

MAYFIELD VILLAGE, OHIO 44143

REQUIRED INFORMATION

See the attached Financial Statements for The Progressive Corporation Executive Deferred Compensation Plan, as of December 31, 2014 and 2013 and for the three years ended December 31, 2014, 2013 and 2012.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Progressive Corporation Executive Deferred Compensation Plan

By:	/s/ Jeffrey W. Basch
Jeffrey W. Basch
Authorized Signatory

Date: March 16, 2015

THE PROGRESSIVE CORPORATION

EXECUTIVE DEFERRED COMPENSATION PLAN

FINANCIAL STATEMENTS

WITH

REPORT OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

As of December 31, 2014 and 2013 and For the Three Years Ended

December 31, 2014, 2013 and 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

The Progressive Corporation

Cleveland, Ohio

We have audited the accompanying Statement of Net Assets Available for Benefits of The Progressive Corporation Executive Deferred Compensation Plan (the “Plan”) as of December 31, 2014 and 2013, and the related Statements of Changes in Net Assets Available for Benefits for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

/s/ MEADEN & MOORE, LTD.

MEADEN & MOORE, LTD.

Certified Public Accountants

Cleveland, Ohio

March 16, 2015

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

The Progressive Corporation

Executive Deferred Compensation Plan

	December 31
	2014	2013
Assets:
Receivables:
Employer	$3,214,477	$3,311,974

Total Receivables	3,214,477	3,311,974

Investments, at Fair Value:
Common Shares of The Progressive Corporation (cost: $93,425,274 and $62,097,394)	113,044,375	79,931,375
Other investments (cost: $104,093,711 and $97,305,882)	123,926,987	113,032,066

Total Investments	236,971,362	192,963,441

Total Assets	240,185,839	196,275,415

Liabilities:	—	—

Net Assets Available for Benefits	$240,185,839	$196,275,415

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

The Progressive Corporation

Executive Deferred Compensation Plan

	Year Ended December 31
	2014	2013	2012
Additions to Net Assets Attributed to:
Contributions:
Employer	$34,152,372	$32,779,366	$20,872,599

Net appreciation in the fair value of Common Shares of The Progressive Corporation	1,785,120	13,796,485	3,050,517
Net appreciation in the fair value of other investments	4,107,092	8,228,816	4,327,165
Net realized gains	1,312,124	11,960,494	1,965,568
Dividends	9,013,966	4,017,961	5,773,792
Interest	14	—	80

Total Additions	50,370,688	70,783,122	35,989,721

Deductions from Net Assets Attributed to:
Benefits paid to participants	6,460,264	6,787,665	5,287,067
Short-term trading fees	—	—	183

	6,460,264	6,787,665	5,287,250

Net Increase	43,910,424	63,995,457	30,702,471

Net Assets Available for Benefits:
Beginning of Year	196,275,415	132,279,958	101,577,487

End of Year	$240,185,839	$196,275,415	$132,279,958

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS

The Progressive Corporation

Executive Deferred Compensation Plan

December 31, 2014

1	Description of the Plan

The Progressive Corporation Executive Deferred Compensation Plan (the “Plan”) became effective January 1, 1995, and is maintained pursuant to a 2010 Amendment and Restatement and First and Second Amendments thereto. The Plan permits eligible executives of The Progressive Corporation (the “Company”) and its subsidiaries to defer all, or a portion, of their bonuses, annual restricted stock unit awards and incentive awards payable under certain bonus and incentive plans of the Company. Eligible executives include those with bonus targets of at least 35% and other employees designated by the Compensation Committee of the Company’s Board of Directors. Plan participation is voluntary.

Eligible executives who wish to participate in the Plan must sign an irrevocable deferral agreement specifying the portion of the bonus to be deferred. Participants must sign a different deferral agreement for each bonus or other incentive award prior to the year in which the bonus or incentive award is earned. Deferral agreements relating to Stock Awards must be signed before the year in which the award is granted. Each Participant may elect to transfer any portion of their account from one Investment Fund to another on any day the New York Stock Exchange is open, but not more frequently than twice per calendar quarter.

The Plan is intended to be an unfunded Plan providing benefits for a select group of management and highly compensated employees for purposes of the Employee Retirement Income Security Act of 1974 (“ERISA”) and is, therefore, exempt from certain ERISA requirements.

A deferral account is established for all deferrals that relate to the same payout date. The account is credited with an amount equal to the initial amounts deferred as of the date such amounts otherwise would have been paid to the participant in cash. All amounts initially credited to each account will be deemed to be invested in the investment fund selected by the participant. However, deferrals of Stock Awards shall be deemed to be invested in Common Shares of the Company for six months and one day, following vesting of such awards. Any Deferral of a Stock Award granted on or after March 17, 2005, shall be deemed to be invested in the Company Stock Fund until the Deferral Account has been distributed or withdrawn. The gains or losses of each investment fund are allocated among the appropriate accounts based on the proportion each participant’s account balance bears to the total account balances for all participants. Each participant’s benefit at any date is equal to the value of his/her account as of that date.

All deferrals credited to a deferral account will be deemed to be invested in one or more of the investment funds available under the Plan, based on the participant’s investment election. Investment funds include Common Shares of the Company, a money market fund, and several stock and bond mutual funds. Income from each fund is deemed to be reinvested in the fund that produced the income.

NOTES TO FINANCIAL STATEMENTS

The Progressive Corporation

Executive Deferred Compensation Plan

December 31, 2014

1	Description of the Plan, Continued

The investment funds available under the Plan are merely devices used to calculate gains and losses on the amounts deferred by Plan participants. No participant has any rights or interests in any particular funds, securities or property of the Company or the Trust described in Note 6, or in any investment vehicle in which deferrals are deemed to be invested, by virtue of any investment election. Each deferral account, however, shall be credited or charged in accordance with the Plan with gains and losses as if the participant in fact had made a corresponding actual investment.

The balance of each deferral account will be distributed to the participant upon the earlier of death, termination of employment, change in control of the Company or the date on which any fixed deferral period elected by the participant expires. Distribution may also be made with the consent of the Plan committee, if the participant becomes disabled or experiences an unforeseeable emergency. Participants desiring to elect a fixed deferral period must do so irrevocably at the time the deferral agreement is signed.

Distributions made on account of the participant’s death, disability, unforeseeable emergency or change in control of the Company will be paid in a lump sum. Distributions made on account of the participant’s termination of employment or expiration of a fixed deferral period will be paid in either a lump sum or in three, five or ten annual installments, as elected by the participant. Distributions of deferred Stock Awards granted in 2005 and later years will be made in Common Shares; all other Plan distributions will be made in cash.

The above description is provided for informational purposes. Participants should refer to the Plan documents for a more complete description of the Plan’s provisions.

2	Summary of Significant Accounting Policies

General:

The accompanying financial statements have been prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTES TO FINANCIAL STATEMENTS

The Progressive Corporation

Executive Deferred Compensation Plan

December 31, 2014

2	Summary of Significant Accounting Policies, Continued

Investment Valuation:

At the close of business on June 3, 2013, the Vanguard Institutional Index Fund Institutional Shares were moved to the Vanguard Institutional Index Fund Institutional Plus Shares.

The investment in Common Shares of the Company is valued at the last reported trade price on the New York Stock Exchange on the last business day of the year. Investments in the stock, bond and money market funds are valued at market. Market values for these investments were determined by quoted prices, which represent the net asset value of shares held by the Plan at year-end.

Investment securities are exposed to various risks such as interest rate, market and credit risks. Market values of securities fluctuate based on the magnitude of changing market conditions. Significant changes in market conditions could materially affect Plan investments.

Fair Value:

As defined in FASB ASC 820, “Fair Value Measurements”, fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. The accounting guidance establishes a framework for measuring fair value, establishes a fair value hierarchy based on inputs used to measure fair value, and expands disclosure about fair value measurements.

The plan has categorized our financial instruments, based on the degree of subjectivity inherent in the valuation technique, into a fair value hierarchy of three levels, as follows:

Level 1: Inputs are unadjusted, quoted prices in active markets for identical instruments at the measurement date (e.g. active exchange-traded equity securities).

Level 2: Inputs (other than quoted prices included within Level 1) that are observable for the instrument either directly or indirectly. This includes: (i) quoted prices for similar instruments in active markets, (ii) quoted prices for identical or similar instruments in markets that are not active, (iii) inputs other than quoted prices that are observable for the instruments, and (iv) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs that are unobservable. Unobservable inputs reflect the reporting entity’s subjective evaluation about the assumptions market participants would use in pricing the financial instrument.

NOTES TO FINANCIAL STATEMENTS

The Progressive Corporation

Executive Deferred Compensation Plan

December 31, 2014

2	Summary of Significant Accounting Policies, Continued

Fair Value, Continued:

The composition of the investment portfolio as of December 31 was:

Description	12/31/2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money Market Fund	$9,917,507	$9,917,507	$—	$—
Mutual Funds
Growth Funds	18,358,590	18,358,590	—	—
Balanced Funds	15,385,800	15,385,800	—	—
Index Funds	71,528,388	71,528,388	—	—
Income Funds	8,736,702	8,736,702	—	—

Total Mutual Funds	114,009,480	114,009,480	—	—
Common Equities
Progressive Stock	113,044,375	113,044,375	—	—

Total	$236,971,362	$236,971,362	$—	$—

Description	12/31/2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money Market Fund	$10,550,328	$10,550,328	$—	$—
Mutual Funds
Growth Funds	17,090,909	17,090,909	—	—
Balanced Funds	13,700,456	13,700,456	—	—
Index Funds	62,342,025	62,342,025	—	—
Income Funds	9,348,348	9,348,348	—	—

Total Mutual Funds	102,481,738	102,481,738	—	—
Common Equities
Progressive Stock	79,931,375	79,931,375	—	—

Total	$192,963,441	$192,963,441	$—	$—

NOTES TO FINANCIAL STATEMENTS

The Progressive Corporation

Executive Deferred Compensation Plan

December 31, 2014

2	Summary of Significant Accounting Policies, Continued

Subsequent Events:

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements.

Other:

Investment transactions are recorded on a trade date basis.

Realized gains and losses on the sale or distribution of securities are determined based on the average cost of the securities sold.

Dividend income is recorded on the ex-dividend date. Interest and other investment income are recorded as earned on the accrual basis.

Short-term trading fees are imposed by some funds in the Plan if any shares are sold, either withdrawn or transferred out, after holding them for less than a specified period of time.

Administrative expenses of the Plan, including trust management, legal and other fees, are paid by the Company and are not expenses of the Plan.

NOTES TO FINANCIAL STATEMENTS

The Progressive Corporation

Executive Deferred Compensation Plan

December 31, 2014

3	Participant Accounts

Participant balances for all funds are maintained in shares. Share values are determined on a periodic basis. The total number of shares and share values as of December 31, 2014 and 2013, by fund, were as follows:

Investment Options	Ticker Symbol	Total Number of Shares	Net Asset Share Value ($)

2014
The Progressive Corporation	PGR	4,188,379.95	26.99
Templeton World Fund Class A	TEMWX	22,583.16	17.20
Fidelity Diversified International Fund-Class K	FDIKX	208,745.72	34.39
Fidelity Low-Priced Stock Fund-Class K	FLPKX	33,812.11	50.20
Wasatch Small Cap Growth Fund	WAAEX	43,993.39	49.06
John Hancock Small Company Fund Class A	JCSAX	20,298.81	26.57
American Beacon Small Cap Value Fund Class Institutional	AVFIX	186,495.38	25.07
Fidelity Mid-Cap Stock Fund-Class K	FKMCX	44,827.65	38.39
Vanguard Institutional Index Fund Institutional Plus Shares	VIIIX	284,579.03	188.68
Vanguard Value Index Fund Institutional Shares	VIVIX	248,633.00	32.94
Vanguard Growth Index Fund Institutional Shares	VIGIX	37,386.39	53.70
Vanguard Mid-Cap Index Fund Institutional Shares	VMCIX	41,348.87	33.79
Vanguard Total International Stock Index Fund Institutional Shares	VTSNX	20,298.92	103.98
Vanguard Small-Cap Index Fund Institutional Shares	VSCIX	17,365.16	55.87
Vanguard Total Bond Market Index Fund Institutional Shares	VBTIX	290,556.14	10.87
Oakmark Equity And Income Fund Class I	OAKBX	482,162.33	31.91
PIMCO Total Return Fund Institutional Class	PTTRX	819,578.00	10.66
Fidelity Money Market Trust Retirement Money Market Portfolio	FRTXX	9,917,506.53	1.00

NOTES TO FINANCIAL STATEMENTS

The Progressive Corporation

Executive Deferred Compensation Plan

December 31, 2014

3	Participant Accounts, Continued

Investment Options	Ticker Symbol	Total Number of Shares	Net Asset Share Value ($)

2013
The Progressive Corporation	PGR	2,931,110.18	27.27
Templeton World Fund Class A	TEMWX	25,135.36	19.41
Fidelity Diversified International Fund-Class K	FDIKX	194,506.82	36.84
Fidelity Low-Priced Stock Fund-Class K	FLPKX	25,972.26	49.42
Wasatch Small Cap Growth Fund	WAAEX	33,883.06	52.47
John Hancock Small Company Fund Class A	JCSAX	21,311.02	28.05
American Beacon Small Cap Value Fund Class Institutional	AVFIX	155,106.28	27.19
Fidelity Mid-Cap Stock Fund-Class K	FKMCX	39,516.31	39.50
Vanguard Institutional Index Fund Institutional Plus Shares	VIIIX	282,502.08	169.28
Vanguard Value Index Fund Institutional Shares	VIVIX	241,939.56	29.78
Vanguard Growth Index Fund Institutional Shares	VIGIX	30,012.70	47.87
Vanguard Mid-Cap Index Fund Institutional Shares	VMCIX	29,941.86	30.08
Vanguard Total International Stock Index Fund Institutional Shares	VTSNX	16,160.61	112.01
Vanguard Small-Cap Index Fund Institutional Shares	VSCIX	14,866.90	52.71
Vanguard Total Bond Market Index Fund Institutional Shares	VBTIX	225,754.61	10.56
Oakmark Equity And Income Fund Class I	OAKBX	419,615.81	32.65
PIMCO Total Return Fund Institutional Class	PTTRX	874,494.67	10.69
Fidelity Money Market Trust Retirement Money Market Portfolio	FRTXX	10,550,328.12	1.00

NOTES TO FINANCIAL STATEMENTS

The Progressive Corporation

Executive Deferred Compensation Plan

December 31, 2014

4	Investment Programs

At December 31, 2014 and 2013, there were 74 and 72 (respectively) Plan participants with contributions in one or more of the following funds:

Investment Options	Ticker Symbol	Number of Participants

2014
The Progressive Corporation	PGR	43
Templeton World Fund Class A	TEMWX	9
Fidelity Diversified International Fund-Class K	FDIKX	41
Fidelity Low-Priced Stock Fund-Class K	FLPKX	24
Wasatch Small Cap Growth Fund	WAAEX	28
John Hancock Small Company Fund Class A	JCSAX	13
American Beacon Small Cap Value Fund Class Institutional	AVFIX	16
Fidelity Mid-Cap Stock Fund-Class K	FKMCX	25
Vanguard Institutional Index Fund Institutional Plus Shares	VIIIX	52
Vanguard Value Index Fund Institutional Shares	VIVIX	32
Vanguard Growth Index Fund Institutional Shares	VIGIX	24
Vanguard Mid-Cap Index Fund Institutional Shares	VMCIX	18
Vanguard Total International Stock Index Fund Institutional Shares	VTSNX	17
Vanguard Small-Cap Index Fund Institutional Shares	VSCIX	17
Vanguard Total Bond Market Index Fund Institutional Shares	VBTIX	19
Oakmark Equity And Income Fund Class I	OAKBX	37
PIMCO Total Return Fund Institutional Class	PTTRX	43
Fidelity Money Market Trust Retirement Money Market Portfolio	FRTXX	24

The total number of participants in the Plan is less than the sum of the number of participants shown above because many were participating in more than one fund.

NOTES TO FINANCIAL STATEMENTS

The Progressive Corporation

Executive Deferred Compensation Plan

December 31, 2014

4	Investment Programs, Continued

Investment Options	Ticker Symbol	Number of Participants

2013
The Progressive Corporation	PGR	45
Templeton World Fund Class A	TEMWX	10
Fidelity Diversified International Fund-Class K	FDIKX	39
Fidelity Low-Priced Stock Fund-Class K	FLPKX	18
Wasatch Small Cap Growth Fund	WAAEX	24
John Hancock Small Company Fund Class A	JCSAX	13
American Beacon Small Cap Value Fund Class Institutional	AVFIX	13
Fidelity Mid-Cap Stock Fund-Class K	FKMCX	22
Vanguard Institutional Index Fund Institutional Plus Shares	VIIIX	49
Vanguard Value Index Fund Institutional Shares	VIVIX	27
Vanguard Growth Index Fund Institutional Shares	VIGIX	22
Vanguard Mid-Cap Index Fund Institutional Shares	VMCIX	12
Vanguard Total International Stock Index Fund Institutional Shares	VTSNX	14
Vanguard Small-Cap Index Fund Institutional Shares	VSCIX	14
Vanguard Total Bond Market Index Fund Institutional Shares	VBTIX	15
Oakmark Equity And Income Fund Class I	OAKBX	34
PIMCO Total Return Fund Institutional Class	PTTRX	40
Fidelity Money Market Trust Retirement Money Market Portfolio	FRTXX	31

The total number of participants in the Plan is less than the sum of the number of participants shown above because many were participating in more than one fund.

NOTES TO FINANCIAL STATEMENTS

The Progressive Corporation

Executive Deferred Compensation Plan

December 31, 2014

5	Investments

The Plan’s investments and unrealized appreciation (depreciation) at December 31, 2014 and 2013, were as follows:

					Unrealized
	Ticker	Number of			Appreciation
2014	Symbol	Shares	Cost	Fair Value	(Depreciation)
Common Shares
The Progressive Corporation	PGR	4,188,379.95	$93,425,274	$113,044,375	$19,619,101

Other Investments
Templeton World Fund Class A	TEMWX	22,583.16	387,045	388,430	1,385
Fidelity Diversified International Fund-Class K	FDIKX	208,745.72	5,127,318	7,178,765	2,051,447
Fidelity Low-Priced Stock Fund-Class K	FLPKX	33,812.11	1,369,486	1,697,368	327,882
Wasatch Small Cap Growth Fund	WAAEX	43,993.39	1,828,806	2,158,316	329,510
John Hancock Small Company Fund Class A	JCSAX	20,298.81	408,170	539,339	131,169
American Beacon Small Cap Value Fund Class Institutional	AVFIX	186,495.38	3,580,869	4,675,439	1,094,570
Fidelity Mid-Cap Stock Fund-Class K	FKMCX	44,827.65	995,544	1,720,933	725,389
Vanguard Institutional Index Fund Institutional Plus Shares	VIIIX	284,579.03	43,394,044	53,694,372	10,300,328
Vanguard Value Index Fund Institutional Shares	VIVIX	248,633.00	6,726,341	8,189,971	1,463,630
Vanguard Growth Index Fund Institutional Shares	VIGIX	37,386.39	1,393,190	2,007,649	614,459
Vanguard Mid-Cap Index Fund Institutional Shares	VMCIX	41,348.87	989,858	1,397,178	407,320
Vanguard Total International Stock Index Fund Institutional Shares	VTSNX	20,298.92	2,171,493	2,110,682	(60,811)
Vanguard Small-Cap Index Fund Institutional Shares	VSCIX	17,365.16	739,230	970,191	230,961
Vanguard Total Bond Market Index Fund Institutional Shares	VBTIX	290,556.14	3,128,961	3,158,345	29,384
Oakmark Equity And Income Fund Class I	OAKBX	482,162.33	13,139,658	15,385,800	2,246,142
PIMCO Total Return Fund Institutional Class	PTTRX	819,578.00	8,796,191	8,736,702	(59,489)
Fidelity Money Market Trust Retirement Money Market Portfolio	FRTXX	9,917,506.53	9,917,507	9,917,507	—

			104,093,711	123,926,987	19,833,276

Total Assets Held for Investment			$197,518,985	$236,971,362	$39,452,377

NOTES TO FINANCIAL STATEMENTS

The Progressive Corporation

Executive Deferred Compensation Plan

December 31, 2014

5	Investments, Continued

					Unrealized
	Ticker	Number of			Appreciation
2013	Symbol	Shares	Cost	Fair Value	(Depreciation)
Common Shares
The Progressive Corporation	PGR	2,931,110.18	$62,097,394	$79,931,375	$17,833,981

Other Investments
Templeton World Fund Class A	TEMWX	25,135.36	431,783	487,877	56,094
Fidelity Diversified International Fund-Class K	FDIKX	194,506.82	4,489,166	7,165,631	2,676,465
Fidelity Low-Priced Stock Fund-Class K	FLPKX	25,972.26	976,886	1,283,549	306,663
Wasatch Small Cap Growth Fund	WAAEX	33,883.06	1,281,179	1,777,844	496,665
John Hancock Small Company Fund Class A	JCSAX	21,311.02	413,675	597,774	184,099
American Beacon Small Cap Value Fund Class Institutional	AVFIX	155,106.28	2,784,060	4,217,340	1,433,280
Fidelity Mid-Cap Stock Fund-Class K	FKMCX	39,516.31	765,380	1,560,894	795,514
Vanguard Institutional Index Fund Institutional Plus Shares	VIIIX	282,502.08	42,652,732	47,821,952	5,169,220
Vanguard Value Index Fund Institutional Shares	VIVIX	241,939.56	6,352,910	7,204,960	852,050
Vanguard Growth Index Fund Institutional Shares	VIGIX	30,012.70	930,962	1,436,708	505,746
Vanguard Mid-Cap Index Fund Institutional Shares	VMCIX	29,941.86	570,695	900,651	329,956
Vanguard Total International Stock Index Fund Institutional Shares	VTSNX	16,160.61	1,692,168	1,810,150	117,982
Vanguard Small-Cap Index Fund Institutional Shares	VSCIX	14,866.90	572,885	783,635	210,750
Vanguard Total Bond Market Index Fund Institutional Shares	VBTIX	225,754.61	2,424,786	2,383,969	(40,817)
Oakmark Equity And Income Fund Class I	OAKBX	419,615.81	11,051,473	13,700,456	2,648,983
PIMCO Total Return Fund Institutional Class	PTTRX	874,494.67	9,364,814	9,348,348	(16,466)
Fidelity Money Market Trust Retirement Money Market Portfolio	FRTXX	10,550,328.12	10,550,328	10,550,328	—

			97,305,882	113,032,066	15,726,184

Total Assets Held for Investment			$159,403,276	$192,963,441	$33,560,165

NOTES TO FINANCIAL STATEMENTS

The Progressive Corporation

Executive Deferred Compensation Plan

December 31, 2014

5	Investments, Continued

The Plan’s net realized gains and losses were as follows:

				Net
	Ticker	Aggregate		Realized
	Symbol	Proceeds	Cost	Gains (Losses)
2014
The Progressive Corporation	PGR	$1,749,822	$1,494,779	$255,043
Templeton World Fund Class A	TEMWX	85,164	77,882	7,282
Fidelity Diversified International Fund-Class K	FDIKX	457,793	303,035	154,758
Fidelity Low-Priced Stock Fund-Class K	FLPKX	31,482	20,651	10,831
Wasatch Small Cap Growth Fund	WAAEX	311,216	294,724	16,492
John Hancock Small Company Fund Class A	JCSAX	80,896	55,641	25,255
American Beacon Small Cap Value Fund Class Institutional	AVFIX	21,843	13,678	8,165
Fidelity Mid-Cap Stock Fund-Class K	FKMCX	60,132	32,138	27,994
Vanguard Institutional Index Fund Institutional Plus Shares	VIIIX	3,165,209	2,838,127	327,082
Vanguard Value Index Fund Institutional Shares	VIVIX	837,253	636,370	200,883
Vanguard Growth Index Fund Institutional Shares	VIGIX	146,107	86,660	59,447
Vanguard Mid-Cap Index Fund Institutional Shares	VMCIX	128,850	79,381	49,469
Vanguard Total International Stock Index Fund Institutional Shares	VTSNX	371,446	360,097	11,349
Vanguard Small-Cap Index Fund Institutional Shares	VSCIX	151,788	118,291	33,497
Vanguard Total Bond Market Index Fund Institutional Shares	VBTIX	197,823	194,276	3,547
Oakmark Equity And Income Fund Class I	OAKBX	483,961	390,118	93,843
PIMCO Total Return Fund Institutional Class	PTTRX	2,083,341	2,056,154	27,187
Fidelity Money Market Trust Retirement Money Market Portfolio	FRTXX	3,565,981	3,565,981	—

Total Net Realized Gains		$13,930,107	$12,617,983	$1,312,124

NOTES TO FINANCIAL STATEMENTS

The Progressive Corporation

Executive Deferred Compensation Plan

December 31, 2014

5	Investments, Continued

				Net
	Ticker	Aggregate		Realized
	Symbol	Proceeds	Cost	Gains (Losses)
2013
The Progressive Corporation	PGR	$25,144,230	$19,585,624	$5,558,606
Templeton World Fund Class A	TEMWX	96,258	97,691	(1,433)
Fidelity Diversified International Fund-Class K	FDIKX	578,428	389,549	188,879
Fidelity Low-Priced Stock Fund-Class K	FLPKX	272,786	217,197	55,589
Wasatch Small Cap Growth Fund	WAAEX	447,710	346,045	101,665
John Hancock Small Company Fund Class A	JCSAX	140,005	103,313	36,692
American Beacon Small Cap Value Fund Class Institutional	AVFIX	72,384	47,234	25,150
Fidelity Mid-Cap Stock Fund-Class K	FKMCX	639,285	389,922	249,363
Vanguard Institutional Index Fund Institutional Plus Shares	VIIIX	215,163	211,338	3,825
Vanguard Institutional Index Fund Institutional Shares	VINIX	43,935,171	38,670,633	5,264,538
Vanguard Value Index Fund Institutional Shares	VIVIX	495,238	402,264	92,974
Vanguard Growth Index Fund Institutional Shares	VIGIX	478,540	352,179	126,361
Vanguard Mid-Cap Index Fund Institutional Shares	VMCIX	36,408	21,958	14,450
Vanguard Total International Stock Index Fund Institutional Shares	VTSNX	388,500	386,511	1,989
Vanguard Small-Cap Index Fund Institutional Shares	VSCIX	177,057	143,659	33,398
Vanguard Total Bond Market Index Fund Institutional Shares	VBTIX	238,291	233,154	5,137
Oakmark Equity And Income Fund Class I	OAKBX	714,021	567,522	146,499
PIMCO Total Return Fund Institutional Class	PTTRX	2,549,711	2,492,899	56,812
Fidelity Money Market Trust Retirement Money Market Portfolio	FRTXX	2,090,451	2,090,451	—

Total Net Realized Gains		$78,709,637	$66,749,143	$11,960,494

NOTES TO FINANCIAL STATEMENTS

The Progressive Corporation

Executive Deferred Compensation Plan

December 31, 2014

5	Investments, Continued

	Ticker Symbol	Aggregate Proceeds	Cost	Net Realized Gains (Losses)

2012
The Progressive Corporation	PGR	$1,299,981	$1,097,983	$201,998
Templeton World Fund Class A	TEMWX	134,913	157,543	(22,630)
Fidelity Diversified International Fund-Class K	FDIKX	881,832	675,023	206,809
Fidelity Low-Priced Stock Fund-Class K	FLPKX	496,065	462,308	33,757
Wasatch Small Cap Growth Fund	WAAEX	660,382	564,851	95,531
John Hancock Small Company Fund Class A	JCSAX	448,198	401,629	46,569
American Beacon Small Cap Value Fund Class Institutional	AVFIX	279,250	205,500	73,750
Fidelity Mid-Cap Stock Fund-Class K	FKMCX	406,603	253,440	153,163
Vanguard Institutional Index Fund Institutional Shares	VINIX	2,312,061	1,791,407	520,654
Vanguard Value Index Fund Institutional Shares	VIVIX	668,794	635,177	33,617
Vanguard Growth Index Fund Institutional Shares	VIGIX	644,005	540,577	103,428
Vanguard Mid-Cap Index Fund Institutional Shares	VMCIX	129,804	114,696	15,108
Vanguard Total International Stock Index Fund Institutional Shares	VTSNX	513,135	565,367	(52,232)
Vanguard Small-Cap Index Fund Institutional Shares	VSCIX	68,098	59,757	8,341
Vanguard Total Bond Market Index Fund Institutional Shares	VBTIX	1,027,255	1,008,892	18,363
Oakmark Equity And Income Fund Class I	OAKBX	2,189,470	1,911,863	277,607
PIMCO Total Return Fund Institutional Class	PTTRX	4,351,522	4,099,787	251,735
Fidelity Money Market Trust Retirement Money Market Portfolio	FRTXX	1,600,430	1,600,430	—

Total Net Realized Gains		$18,111,798	$16,146,230	$1,965,568

6	Trust

The Company maintains a Trust to provide a source of funds to assist the Company in meeting its obligations under the Plan. The Trust is irrevocable. The Company is required to make annual deposits to the Trust to the extent necessary to insure that the value of all Trust assets is sufficient to pay all Plan obligations as of the close of each Plan year. The rights of participants and their beneficiaries under the Plan are merely unsecured contractual rights against the Company and its participating subsidiaries. Participants and beneficiaries have no preferred claim on, or any beneficial ownership interest in, any assets of the Trust. All assets of the Trust are subject to the claims of the general creditors of the Company and its participating subsidiaries under Federal and state law, should the Company and its participating subsidiaries become unable to pay their debts as they become due or become subject to Federal bankruptcy proceedings.

NOTES TO FINANCIAL STATEMENTS

The Progressive Corporation

Executive Deferred Compensation Plan

December 31, 2014

7	Related Party

Certain Plan investment choices are Fidelity mutual funds managed by Fidelity Management & Research Company (FMR Co.). Fidelity Management Trust Company (FMTC) is the current trustee of the Trust and along with FMR Co. is a subsidiary of FMR Corp. These transactions, therefore, qualify as related party transactions. The Plan paid no fees in 2014, 2013 or 2012 for investment management or Trust services.

8	Administration of the Plan

The Plan is administered by a Committee consisting of not less than two members of the Company’s Board of Directors, all of whom serve on the Committee at the pleasure of the Board. The Committee has full power to administer the Plan, including, but not limited to, the authority to make and enforce rules and regulations, to interpret the Plan’s provisions, to compute amounts payable under the Plan and to authorize disbursements from the Plan and the Trust.

Certain administrative functions are performed by employees of the Company, or its subsidiaries. No such employees receive compensation from the Plan.

9	Tax Status

The Plan is not, and is not intended to be, qualified under Section 401 of the Internal Revenue Code. Consequently, an application for a favorable determination has not been filed with the Internal Revenue Service.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken uncertain tax positions that more-likely-than-not would not be sustained upon examination by applicable taxing authorities. The Plan administrator has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2014, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or that would require disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. However, currently no audits for any tax periods are in progress. The Plan administrator believes that the Plan is no longer subject to income tax examinations for years prior to December 31, 2011.

10	Right to Terminate

The Company may terminate the Plan at any time and for any reason. Following termination of the Plan, no additional deferrals may be made, but all existing participant accounts will continue to be administered in accordance with the Plan, unless the Company elects to accelerate distribution of all Plan accounts in accordance with Section 409A of the Internal Revenue Code.

THE PROGRESSIVE CORPORATION

EXECUTIVE DEFERRED COMPENSATION PLAN

EXHIBIT INDEX

EXHIBIT NO. UNDER REG. S-K ITEM 601	FORM 11-K EXHIBIT NO.	DESCRIPTION OF EXHIBIT
23	23	Consent of Meaden & Moore, Ltd., Independent Registered Public Accounting Firm, dated March 16, 2015, to incorporate by reference their report dated March 16, 2015.